Exhibit 99.4

November 22, 2004

Mr. Richard B. Collins

President and Chief Executive Officer

United Financial Bancorp, Inc.

United Bank

95 Elm Street

West Springfield, Massachusetts 01089

Dear Richard:

Pursuant to your request, we are submitting to you this proposal to prepare a business plan and provide related strategic planning services in connection with the proposed minority stock offering (the “Stock Offering”) by United Financial Bancorp, Inc. (the “Company”), the federal mid-tier stock holding company of United Bank, a federal savings bank (the “Bank”). The business plan will specifically address the deployment of capital raised in the Stock Offering.

1.	Scope of Project

The business plan will be specifically designed to build and measure value for a three-year time horizon. As part of the business plan preparation, we will complete the following major tasks:

•	assess the regulatory, social, political and economic environment;

•	analyze the Bank’s existing markets on a county level from a:

•	demographic standpoint;

•	competitive standpoint;

•	review the Bank’s asset/liability management position;

•	analyze the CRA position;

•	compile a historical trend analysis;

•	perform detailed peer performance and comparable analysis;

•	assess the Bank from a capital markets perspective including comparison to national, regional, and similar size organizations;

•	identify and document strengths and weaknesses;

•	document the objectives and goals;

•	document strategies;

20 Church Street • P.O. Box 323 • Liberty Corner, NJ 07938-0323 • Tel: 908.604.9336 • Fax: 908.604.5951

finpro@finpronj.com • www.finpronj.com

•	review the Bank’s and the Company’s financial condition and operations for the past three years;

•	map the Bank’s general ledger to FinPro’s planning model;

•	compile three year projections of performance;

•	prepare a summary use of proceeds to be used in connection with the Bank’s meeting with representatives of the Office of Thrift Supervision (“OTS”) prior to the adoption of a stock issuance plan by the Company;

•	meet with representatives of the OTS to review the proposed use of capital raised in the Stock Offering at the OTS Northeast Regional office in Jersey City, New Jersey;

•	prepare assessment of strategic alternatives to enhance value; and

•	file the business plan and any necessary amendments in a timely manner with the OTS (consistent with OTS regulations and the timing constraints of the proposed Stock Offering).

As part of this process, FinPro will conduct two planning sessions with the Bank and its Board. The first session will be a situation assessment retreat and the second will be a presentation and detailed discussion of the recommended business plan scenario and its alternatives.

2.	Requirements of the Bank and the Company

To accomplish the tasks set forth in this proposal, the following information and work effort is requested of the Bank and the Company:

•	provide FinPro with all financial and other information, whether or not publicly available, necessary to familiarize FinPro with the business and operations of the Bank and the Company.

•	allow FinPro the opportunity, from time to time, to discuss the operations of the Bank and the Company with Bank and Company personnel.

•	promptly advise FinPro of any material or contemplated material transactions which may have an effect on the day-to-day operations of the Bank or the Company.

•	have system download capability.

•	promptly review all work products of FinPro and provide necessary sign-offs on each work product so that FinPro can move on to the next phase.

•	provide FinPro with office space, when FinPro is on-site, to perform its daily tasks. The office space requirements consist of a table with at least two chairs along with access to electrical outlets for FinPro’s computers and a telephone line for modem communication.

3.	Duration of Assignment

It is anticipated that it will take approximately six to eight weeks to complete the tasks outlined in this proposal. FinPro will prepare a preliminary summary demonstrating the proposed use of proceeds for purposes of the Company’s pre-stock issuance plan adoption meeting with the OTS which is scheduled for December 20, 2004. In connection with the preparation of the business plan, FinPro will be on-site at the Bank’s facilities on a regular basis, during normal business hours. FinPro will file or complete the preparation of the business plan in an timely manner so that the business plan is filed prior to or concurrently with the filing of the Company’s Stock Offering application with the OTS. In addition, FinPro will be a “partner” with the Bank over a one year period of time as a resource to field questions and provide direction. FinPro will request the Company’s approval before undertaking any work beyond the scope of this engagement that would require additional expense to the Company or the Bank.

4.	Fees and Expenses

Fees:

FinPro’s fees to complete the regulatory business plan and related tasks outlined in this proposal is $28,000, plus all out-of-pocket expenses as outlined below. This fee shall be payable as follows:

•	$10,000 retainer payable at signing of this agreement;

•	$10,000 payable upon submission of the business plan to the regulators; and

•	Remainder payable upon approval of the Stock Offering by the OTS.

If the Bank elects, FinPro will perform an individual market analysis for $1,000 per market. This fee includes FinPro’s pass through cost to data providers. The individual market analysis will include: demographic, competitive, customer segment, business segment, and retail product propensity on a market-by-market basis. The individual market analysis will not include: geocoding the Bank’s downloads, segmentizing the Bank’s customer base, defining natural markets and market tours which could be provided under a branch improvement proposal.

Expenses:

In addition to any fees that may be payable to FinPro hereunder, the Company and the Bank hereby agree to reimburse FinPro for the following:

Out of Pocket – all of FinPro’s reasonable travel and other out-of-pocket expenses incurred in connection with FinPro’s engagement. It is FinPro policy to itemize expenses for each project so that the client can review, by line item, each expense.

FinPro agrees to execute a suitable confidentiality agreement with the Company and the Bank. The Company and the Bank acknowledge that the business plan and related information and advice (written or oral) given by FinPro to the Bank or the Company in connection with FinPro’s engagement are intended solely for the benefit and use of the Bank and the Company (and its directors, management, and attorneys) in connection with the matters contemplated by this letter agreement, and the Company and the Bank agree that the business plan and related information and advice shall be used in connection with the business and operations of the Company or the Bank, and may not be disseminated to third parties or the public at any time or for any purpose unless required to do so by a court of competent jurisdiction or order of a bank regulatory agency, nor shall any public references to FinPro be made by the Company or the Bank, without the prior written consent of FinPro, which consent shall not be unreasonably withheld.

If you agree with the terms of this letter agreement, please sign and return one of the original copies of this agreement along with the retainer.

By:	/s/ Donald J. Musso	By:	/s/ Richard B. Collins
	Donald J. Musso		Richard B. Collins
	President		President and Chief Executive Officer
	FinPro, Inc.		United Bank

December 1, 2004		December 2, 2004
Date		Date

		By:	/s/ Richard B. Collins
Richard B. Collins
President and Chief Executive Officer
United Financial Bancorp, Inc.

December 2, 2004
Date

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